Exhibit XXVIII

EIB Group Update on COVID-19

Following the recent outbreak of the SARS-CoV-2 virus responsible for COVID-19, on March 16, 2020, the European Investment Bank (“EIB”) and the European Investment Fund (together, the “EIB Group”) proposed a comprehensive emergency response package to support the SME and mid-cap sectors in the European Union (“EU”), including (i) guarantee schemes for banks in favor of SMEs, (ii) liquidity lines to banks to ensure additional working capital support for SMEs and mid-caps and (iii) asset-backed securities (ABS) purchase programs to allow banks to transfer the risk on their SME loan portfolios. On April 3, 2020, the EIB’s Board of Directors approved a multi-beneficiary program loan of up to EUR 5 billion covering all EU Member States, as part of the implementation of the proposed emergency response package. Such program loan may be implemented through multi-beneficiary intermediated loans as well as certain loan substitutes, such as the purchase of asset-backed securities and covered bonds.

Further, on April 3, 2020, the EIB’s Board of Directors also considered the proposed creation of a pan-European guarantee fund to enable the EIB Group to scale up its response to the economic effects of the COVID-19 pandemic. The detailed terms of such fund, which is anticipated to focus on supporting financing for SMEs, are currently being developed. The fund is expected to draw on contributions of EUR 25 billion, mainly in the form of guarantees, from participating EU Member States and EU institutions. In addition, it is expected that any losses and related costs incurred by the EIB Group in the implementation of operations approved under this scheme would be covered by the fund. Such losses are expected to be borne by all contributors to the fund with each contributor’s share of the losses being capped at the level of its participation in the fund.

On April 8, 2020, the EIB Group also announced a targeted financing initiative in response to the COVID-19 pandemic outside of the EU of up to EUR 5.2 billion supported by guarantees from the EU budget with a focus on investments in the health and private sectors.

Moreover, the EIB Group will continue to support the health sector and innovation in the area of health, building on a current pipeline of projects in this field of around EUR 5 billion. The EIB Group can allocate financing at short notice to the area of cure and vaccine development and production facilities and support the adoption of emergency measures by EU Member States, in particular, with respect to infrastructure and equipment needs in the health sector.

The EIB Group currently remains fully operational and continues to conduct its activities in the normal course of business. As a precautionary measure, the EIB Group has put in place procedures to prevent any potential disruptions to its governance and operation approval schedule. In addition, the EIB Group has adopted prudent measures to ensure the health and safety of its employees, including imposing travel restrictions, rescheduling public events or holding them in virtual format and requiring its personnel to telework until a normalized situation resumes, and it continues to monitor the situation closely.

Despite the general context of uncertainty in the global financial markets due to the COVID-19 pandemic, the EIB currently continues to maintain a robust liquidity position and flexibility to access the necessary liquidity resources mainly as a result of its prudent approach to liquidity management. Moreover, the quality of the EIB’s loan portfolio currently remains high as it relies on a risk management strategy based on adequate levels of security and guarantees, as well as standard protective clauses included in its loan agreements. The ultimate impact on the EIB of the COVID-19 pandemic is difficult to predict at this stage. The EIB continues to monitor the situation closely and to consider other supportive measures and programs in response to the pandemic.